Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE

FOR THE YEAR 2013

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN FOR THE YEAR 2013

REMUNERATION OF THE DIRECTORS AND SUPERVISORS

APPOINTMENT OF THE AUDITORS FOR THE YEAR 2014

ELECTION OF MR. SU HENGXUAN AND MR. MIAO PING AS THE EXECUTIVE

DIRECTORS OF THE FOURTH SESSION OF THE BOARD OF DIRECTORS

CAP AMOUNTS IN RESPECT OF THE FRAMEWORK AGREEMENT FOR DAILY

CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CGB

CAPITAL INJECTION BY THE COMPANY TO P&C COMPANY

GENERAL MANDATE TO ISSUE H SHARES

EXTENSION OF THE VALIDITY PERIOD OF THE RESOLUTION ON THE ISSUE OF

SUBORDINATED DEBT FINANCING INSTRUMENTS OUTSIDE THE PRC

DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE FOURTH SESSION

OF THE BOARD OF DIRECTORS FOR THE YEAR 2013

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF

THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2013

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 29 May 2014 at 10:00 a.m. is set out on pages 6 to 12 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Friday, 9 May 2014.

10 April 2014

TABLE OF CONTENTS

Pages
DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF ANNUAL GENERAL MEETING	6

APPENDIX I – BUSINESS OF THE ANNUAL GENERAL MEETING	13

APPENDIX II – BIOGRAPHICAL DETAILS OF THE PROPOSED EXECUTIVE DIRECTORS	27

APPENDIX III – REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2013	29

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Thursday, 29 May 2014 at 10:00 a.m. at Multi- function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CGB”	(China Guangfa Bank Co., Ltd.), a joint stock limited liability company incorporated under the laws of the PRC, which is held as to 20% by the Company

“CIRC”	the China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Independent Directors” or “Independent Non-executive Directors”	independent non-executive Directors of the Company

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan region

“RMB”	the lawful currency of the PRC

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
Vice Chairman and Non-executive Director:	PRC
Mr. Wan Feng
Place of business in Hong Kong:
Executive Director:	25th Floor, C.L.I. Building
Mr. Lin Dairen	313 Hennessy Road, Wanchai
Hong Kong
Non-executive Directors:
Mr. Miao Jianmin, Mr. Zhang Xiangxian,
Mr. Wang Sidong

Independent Non-executive Directors:
Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

10 April 2014

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Thursday, 29 May 2014 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

LETTER FROM THE BOARD

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of Annual General Meeting on pages 6 to 12 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2013, (2) the report of the Supervisory Committee of the Company for the year 2013, (3) the financial report of the Company for the year 2013, (4) the profit distribution plan of the Company for the year 2013, (5) the remuneration of the Directors and Supervisors of the Company, (6) the appointment of the auditors of the Company for the year 2014, (7) the election of Mr. Su Hengxuan as the Executive Director of the fourth session of the Board of Directors of the Company, (8) the election of Mr. Miao Ping as the Executive Director of the fourth session of the Board of Directors of the Company, (9) the cap amounts in respect of the Framework Agreement for Daily Connected Transactions between the Company and CGB, and (10) the capital injection by the Company to P&C Company.

Special resolutions will be proposed at the AGM to approve: (11) the general mandate of the Company to issue H Shares, and (12) the extension of the validity period of the resolution on the issue of subordinated debt financing instruments outside the PRC.

The matters for shareholders’ review at the AGM include: (13) the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2013, and (14) the report on the status of connected transactions and execution of the connected transactions management system of the Company for the year 2013.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I), the biographical details of the proposed Executive Directors (see Appendix II), and the report on the status of connected transactions and execution of the connected transactions management system for the year 2013 (see Appendix III).

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

LETTER FROM THE BOARD

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Friday, 9 May 2014.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

According to the requirements of the SSE Listing Rules, the resolution numbered 10 to be proposed to the AGM (i.e. the capital injection by the Company to P&C Company) shall be considered and approved at the general meeting, and shareholders who have an interest in the connected transaction shall abstain from voting. Therefore, as a shareholder having an interest in the connected transaction, CLIC shall abstain from voting on the resolution numbered 10.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully, Yang Mingsheng Chairman

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held on Thursday, 29 May 2014 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2013.

2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2013.

3.	To consider and approve the financial report of the Company for the year 2013.

4.	To consider and approve the profit distribution plan of the Company for the year 2013.

5.	To consider and approve the remuneration of the Directors and Supervisors of the Company.

6.	To consider and approve the appointment of the auditors of the Company for the year 2014.

7.	To consider and approve the election of Mr. Su Hengxuan as the Executive Director of the fourth session of the Board of Directors of the Company.

8.	To consider and approve the election of Mr. Miao Ping as the Executive Director of the fourth session of the Board of Directors of the Company.

9.	To consider and approve the cap amounts in respect of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.

10.	To consider and approve the capital injection by the Company to China Life Property and Casualty Insurance Company Limited.

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

11.	To authorise the Board of Directors to determine if the Company shall issue overseas listed foreign shares (“H Shares”) after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares in issue as at the date of passing of the special resolution at the Annual General Meeting.

Particulars of the authorisation include but are not limited to:

(1)	To authorise the Board of Directors to allot, issue and deal with H Shares (“New Shares”) in accordance with the Company Law of the PRC and the regulatory requirements of the jurisdictions in which the shares of the Company are listed, after obtaining the approval of the China Securities Regulatory Commission and other relevant PRC government departments. The aggregate nominal value of the New Shares to be allotted and issued (whether pursuant to a share option or otherwise) shall not exceed 20% of the total nominal value of the H Shares of the Company in issue as at the date of passing of this resolution.

(2)	To authorise the Board of Directors to exercise all the powers of the Company, to determine the terms and conditions for the allotment and issue of the New Shares, which include the following:

(a)	the class and number of the New Shares to be allotted and/or issued;

(b)	the target of the issue and the use of proceeds;

(c)	the method of determining the issue price of the New Shares and/or the issue price (including the price range);

(d)	the commencement and closing dates for the issue;

(e)	the class and number of the New Shares to be issued to existing shareholders; and

(f)	the making or grant of offers, agreements and options which may require the exercise of such powers.

NOTICE OF ANNUAL GENERAL MEETING

(3)	To authorise the Board of Directors to execute all necessary documents, to complete the necessary formalities and to take other necessary steps in order to complete the allotment, issue and listing of the New Shares, provided that there is no violation of the relevant laws, administrative regulations, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the Articles of Association of the Company; including but not limited to:

(a)	to consider, approve and execute on behalf of the Company agreements in relation to the issue, including but not limited to the underwriting agreement and engagement letters of intermediaries;

(b)	to consider, approve and execute on behalf of the Company legal documents in relation to the issue which shall be submitted to the relevant regulatory authorities, and to fulfill the relevant approval processes according to the requirements of the regulatory authorities and the jurisdictions in which the shares of the Company are listed;

(c)	to amend the relevant agreements and legal documents mentioned in (a) and (b) above in accordance with the domestic and foreign regulatory authorities;

(d)	to determine the affixing of the company seal on the relevant agreements and legal documents; and

(e)	to engage intermediaries for the issue, and to approve and to execute all necessary, appropriate, desirable or relevant acts, deeds, documents and other related matters.

(4)	To authorise the Board of Directors to, subject to the approval of the relevant PRC authorities, increase the registered capital of the Company to the required amount according to the actual state of the Company’s shareholding structure upon the allotment and issue of the New Shares and in accordance with the Company Law of the PRC.

(5)	To authorise the Board of Directors to make amendments to the Articles of Association of the Company as appropriate and necessary upon the allotment and issue of the New Shares, according to the method of the allotment and issue of the New Shares of the Company, the type and number of the New Shares to be allotted and issued, and the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares, in order to reflect the changes in the share capital structure, the registered capital and any other changes caused by this authorisation.

NOTICE OF ANNUAL GENERAL MEETING

(6)	The general mandate shall come into force as of the date of passing of this resolution at the Annual General Meeting and shall continue in force until the earliest of the following three dates:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and

(c)	the date on which the authority given under this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

12.	To consider and approve the extension of the validity period of the resolution on the issue of subordinated debt financing instruments outside the PRC.

TO RECEIVE RELEVANT REPORTS

13.	To receive the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2013.

14.	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2013.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board

Heng Victor Ja Wei

Company Secretary

10 April 2014

As at the date of this notice, the Board of Directors of the Company comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong, and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Tuesday, 29 April 2014 to Thursday, 29 May 2014 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 28 April 2014.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX FOR NON-RESIDENT ENTERPRISE SHAREHOLDERS AND INDIVIDUAL FOREIGN SHAREHOLDERS, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.30 per share (inclusive of tax), amounting to a total of RMB8,479 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Friday, 22 August 2014 to the H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 11 June 2014.

The H Share register of members of the Company will be closed from Thursday, 5 June 2014 to Wednesday, 11 June 2014 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 4 June 2014.

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2013 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) ( )) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2013 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries

NOTICE OF ANNUAL GENERAL MEETING

(regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2013 final dividend to its A Share shareholders.

3.	PROXY

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

NOTICE OF ANNUAL GENERAL MEETING

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Friday, 9 May 2014.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

According to the requirements of the SSE Listing Rules, the resolution numbered 10 to be proposed to the Annual General Meeting (i.e. the capital injection by the Company to China Life Property and Casualty Insurance Company Limited) shall be considered and approved at the general meeting, and shareholders who have an interest in the connected transaction shall abstain from voting. Therefore, as a shareholder having an interest in the connected transaction, China Life Insurance (Group) Company shall abstain from voting on the resolution numbered 10.

6.	MISCELLANEOUS

(1)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	: 100033
Contact office	: Board Secretariat
Telephone No.	: 86 (10) 6363 2963
Facsimile No.	: 86 (10) 6657 5112

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A) ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2013

The Company’s report of the Board of Directors for the year 2013 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2013 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE SUPERVISORY COMMITTEE OF THE COMPANY FOR THE YEAR 2013

The Company’s report of the Supervisory Committee for the year 2013 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2013 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2013

The audited financial statements and auditor’s report for the year ended 31 December 2013 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2013 Annual Report.

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2013

In accordance with the audited financial report of the Company for the year 2013 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2013:

(1) As the Company incurred no losses from previous years, no make-up for losses needs to be made.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(2)    According to the Company Law of the People’s Republic of China and the Articles of Association of the Company, a sum of RMB2,470 million (being 10% of the after-tax profit of the Company) will be allocated to the mandatory reserve fund of the Company.

(3)    According to the Company Law of the People’s Republic of China and the Articles of Association of the Company, a sum of RMB2,470 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

(4)    According to the Financial Rules for Financial Enterprises issued by the Ministry of Finance, a sum of RMB2,470 million (being 10% of the after-tax profit of the Company) will be allocated to the general risk reserve fund of the Company.

(5)    Based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.30 per share (inclusive of tax), totaling RMB8,479 million, to all shareholders of the Company.

(6)    After the foregoing distributions of the after-tax profit of the Company for the year 2013, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF THE DIRECTORS AND SUPERVISORS OF THE COMPANY

(1) Remuneration for the year 2012

The remuneration of Directors and Supervisors of the Company for the year 2012 was determined in accordance with the relevant regulatory requirements, the details of which are as follows:

(a) Remuneration of the then Directors for the year 2012

The total salary of the then Directors for the year 2012 was RMB5,843,500 (including the deferral payment of performance bonus amounting to RMB1,792,100) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RMB1,275,600, amounting to a total remuneration of RMB7,119,100, of which RMB5,327,000 was paid in 2012.

(b) Remuneration of the then Supervisors for the year 2012

The total salary of the then Supervisors for the year 2012 was RMB4,507,900 (including the deferral payment of performance bonus amounting to RMB433,400) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,261,600, amounting to a total remuneration of RMB5,769,500, of which RMB5,336,100 was paid in 2012.

In the Company’s annual report for the year 2012, having considered that the regulatory authorities had yet to confirm the remuneration standards of the Directors and Supervisors of the Company, preliminary disclosure was made as to the remuneration paid, and it was noted in the annual report that “according to the relevant rules and regulations of China, the final amount of emoluments of the Chairman of the Board, the Chairperson of the Supervisory Committee and the Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed”. As the final remuneration has been confirmed, the Company has made supplementary disclosure and has fulfilled its disclosure obligations in a timely manner.

(2) Payment of remuneration for the year 2013

As at the date of the Notice of Annual General Meeting of the Company, the relevant regulatory authorities have not confirmed the remuneration of Directors and Supervisors of the Company for the year 2013. The remuneration of Directors and Supervisors of the Company for the year 2013 was determined in accordance with the relevant regulatory requirements on a preliminary basis. The remuneration for the year 2013 is as follows:

(a) Payment of remuneration to Directors

The total salary paid to the then Directors for the year 2013 was RMB2,274,200 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

the Company) was RMB1,435,000, amounting to a total remuneration of RMB3,709,200 in 2013.

(b) Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2013 was RMB2,345,200 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,349,100, amounting to a total remuneration of RMB3,694,300 in 2013.

(3) Remuneration arrangements for the year 2014

(a) Remuneration arrangements of Directors

Given that the remuneration for the year 2013 has not been finalized, the remuneration of Executive Directors for the year 2014 will be determined on a preliminary basis according to the 2012 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2014 for shareholders’ approval.

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total annual remuneration of each Independent Director was RMB300,000 (before tax). In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 (before tax) per annum.

(b) Remuneration arrangement of Supervisors

Given that the remuneration for the year 2013 has not been finalized, the remuneration of the Chairperson of the Supervisory Committee for the year 2014 will be determined on a preliminary

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

basis according to the 2012 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2014 for shareholders’ approval.

The remuneration of internal Supervisors for the year 2014 will be determined in accordance with the Provisional Measures on the Administration of Employees’ Salary of China Life Insurance Company Limited, and its implementation will be proposed at the Company’s annual general meeting for the year 2014 for shareholders’ approval.

In accordance with the proposal approved by the Board of Directors, the remuneration of external Supervisors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total annual remuneration of each external Supervisor was RMB150,000 (before tax).

RESOLUTION 6.	TO CONSIDER AND APPROVE THE APPOINTMENT OF THE AUDITORS OF THE COMPANY FOR THE YEAR 2014

The Company proposes to re-appoint Ernst & Young Hua Ming LLP and Ernst & Young as the PRC auditor and the international auditor of the Company for the year 2014, respectively, who will provide audit services including financial report audit and internal control audit and will hold office until the conclusion of the annual general meeting for the year 2014, and to authorize the Board to determine the remuneration of the auditors for the year 2014.

RESOLUTION 7.	TO CONSIDER AND APPROVE THE ELECTION OF MR. SU HENGXUAN AS THE EXECUTIVE DIRECTOR OF THE FOURTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

According to the Company Law of the PRC and other relevant laws and regulations and the relevant requirements of the Articles of Association, CLIC nominated Mr. Su Hengxuan as a candidate for the Executive Director of the fourth session of the Board, and the Board agreed to nominate Mr. Su Hengxuan as a candidate for the Executive Director of the fourth session of the Board. The qualification of Mr. Su Hengxuan as a Director is subject to approval by the CIRC.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The biographical details of Mr. Su Hengxuan are set out in Appendix II to this circular.

RESOLUTION 8.	TO CONSIDER AND APPROVE THE ELECTION OF MR. MIAO PING AS THE EXECUTIVE DIRECTOR OF THE FOURTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

According to the Company Law of the PRC and other relevant laws and regulations and the relevant requirements of the Articles of Association, CLIC nominated Mr. Miao Ping as a candidate for the Executive Director of the fourth session of the Board, and the Board agreed to nominate Mr. Miao Ping as a candidate for the Executive Director of the fourth session of the Board. The qualification of Mr. Miao Ping as a Director is subject to approval by the CIRC.

The biographical details of Mr. Miao Ping are set out in Appendix II to this circular.

RESOLUTION 9.	TO CONSIDER AND APPROVE THE CAP AMOUNTS IN RESPECT OF THE FRAMEWORK AGREEMENT FOR DAILY CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA GUANGFA BANK CO., LTD.

The Company and its subsidiaries on the one part and CGB on the other part have been entering into daily connected transactions on normal commercial terms in the ordinary course of business of the Company, which include deposit connected transactions and non-deposit connected transactions.

(1) Identification of connected persons

Pursuant to the requirements of the SSE Listing Rules, as connected natural persons of the Company are directors of CGB, CGB constitutes a connected legal person of the Company. As such, any daily transaction between the Company and CGB constitutes a daily connected transaction within the meaning of the SSE Listing Rules, but does not constitute a connected transaction within the meaning of the Hong Kong Listing Rules.

(2) Historical particulars of daily connected transactions

On 14 June 2013, the Company and CGB entered into the Framework Agreement for Daily Connected Transactions (hereinafter referred to as the “Framework Agreement”). According to the Framework Agreement, in the ordinary course of business of the Company and CGB, the maximum daily deposit

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

balance during the term of the Framework Agreement is RMB30 billion or the equivalent in foreign currency, and the annual cap of non-deposit connected transactions is RMB5 billion or the equivalent in foreign currency. The term of the Framework Agreement is from 1 January 2013 to 31 December 2015.

The balances of the deposit connected transactions between the Company and CGB as at 31 December 2011, 2012 and 2013 were as follows:

Unit: RMB million

Daily Connected Transactions	2011	2012	2013
Deposit	12,500	15,900	15,100

The transaction amounts of the non-deposit transactions between the Company and CGB for the years 2011, 2012 and 2013 were as follows:

Unit: RMB million

Daily Connected Transactions	2011	2012	2013
Non-deposit	704	744	703

(3) Types and cap amounts of transactions under the Framework Agreement

As the Company’s indirect subsidiary China Life AMP Asset Management Co., Ltd. (incorporated in October 2013, hereinafter referred to as “AMP”) will cooperate with CGB in deposit and non-deposit businesses in the future, which will constitute daily connected transactions between the Company and CGB, the Company proposes to make amendments to the types of transactions under the Framework Agreement, and to revise the cap amounts of the daily connected transactions from 2014 to 2016.

Apart from deposits in RMB, deposits in foreign currency, policy management, wealth management products of commercial banks and credit asset-backed securities of banking financial institutions, the daily connected transactions under the Framework Agreement shall also include new transaction types such as fund trust management, sale of funds and electronic banking. The Company expects the cap

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

amounts of the various transactions contemplated under the Framework Agreement with CGB to be as follows:

1.      the maximum daily balance in respect of the deposit connected transactions between the Company and its subsidiaries on the one part and CGB on the other part during the period from 1 January 2014 to 31 December 2016 shall be RMB50 billion or its equivalent in foreign currency;

2.      the annual cap in respect of the non-deposit connected transactions between the Company and its subsidiaries on the one part and CGB on the other part for each of the three years ending 31 December 2016 shall be RMB8 billion or its equivalent in foreign currency.

(4) Matters to be considered by the shareholders’ general meeting

As the cap amounts of the Framework Agreement exceed the threshold that triggers shareholders’ approval requirement under the SSE Listing Rules, the Company hereby puts forward to the shareholders’ general meeting to consider and approve such cap amounts. Upon approval by the shareholders and so long as the relevant transaction amounts are within the approved cap amounts of the Framework Agreement, the daily connected transactions between the Company and CGB will not be required to be approved individually and separately by the Board or the shareholders’ general meeting.

RESOLUTION 10.	TO CONSIDER AND APPROVE THE CAPITAL INJECTION BY THE COMPANY TO CHINA LIFE PROPERTY AND CASUALTY INSURANCE COMPANY LIMITED

(1) Background of the connected transaction

P&C Company was established by CLIC and the Company in 2006. CLIC, the controlling shareholder of the Company, held 60% of the shareholding, while the Company held 40% of the shareholding. Under the requirements of Rule 10.1.3 of the SSE Listing Rules and Rule 14A.11 and Rule 1.01 of the Hong Kong Listing Rules, CLIC and P&C Company are both connected legal persons of the Company, as such, the capital injection by the Company into P&C Company (hereinafter referred as the “Transaction”) constitutes a connected transaction under both the SSE Listing Rules and the Hong Kong

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Listing Rules. As at 25 March 2014, the aggregate amount of transactions between the Company on the one part and CLIC and its subsidiaries on the other part for the past 12 consecutive months is more than RMB30 million, and represents more than 5% of the latest audited net asset value of the Company. As such, according to the SSE Listing Rules, the Transaction shall be proposed to the shareholders’ general meeting for consideration and approval. However, according to the size tests set out in the Hong Kong Listing Rules, the relevant applicable percentage ratios for the Transaction are more than 0.1% but less than 5%, thus, the Transaction is a connected transaction subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under the Hong Kong Listing Rules. The Company has issued an announcement in relation to the Transaction on 25 March 2014 in accordance with the requirements of the SSE Listing Rules and the Hong Kong Listing Rules.

Particulars of the connected transactions between the Company on the one part and CLIC and its subsidiaries on the other part for the past 12 months are set out below:

		Transaction	Approval	Announcement
Connected	Name of the connected	amount or	body of the	made	Execution date of
person	transaction agreement	annual cap	transaction	(Yes/No)	the agreement
		(RMB
		million)
CLIC	Partnership Agreement of China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership)	5,000	Board	Yes	15 April 2013
CLIC	Partnership Agreement of China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise (Limited Partnership)	1,000	Board	Yes	27 December 2013
CLIC	Policy Management Agreement	1,188	Board	Yes	15 December 2011 (for a term of three years)
P&C Company	Insurance Sales Framework Agreement	1,250	Board	Yes	8 March 2012 (for a term of three years)

Total		8,438

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(2) Particulars of the Transaction

1. Background of the capital injection

Since its establishment in 2006, P&C Company has maintained its relatively rapid development. At present, there are 33 institutions at provincial level contributing premium of more than RMB30 billion, making P&C Company’s ranking to rise to the fourth place in the industry. As at the end of December 2013, the total asset value of P&C Company reached RMB37.359 billion, and the net asset value reached RMB8.17 billion. The fast-paced development of business has led to the significant increase in the minimum required capital of P&C Company, and together with the sustained high levels of operating costs caused by the increased competition in the industry and the frequent disasters, the solvency ratio of P&C Company has decreased relatively quickly. As at the end of December 2013, the solvency ratio of P&C Company was 166%, and based on the current capital of RMB8 billion, the solvency ratio may decrease to 150% or below in the second quarter of 2014, causing the supervisory ratings to decrease from Class II adequate to Class I adequate. As such, P&C Company proposes to issue additional shares to CLIC and the Company.

2. Plan for the new issue

P&C Company proposes to place additional 4.2 billion and 2.8 billion shares to CLIC and the Company respectively. After the placement, the shareholding of CLIC and the Company in P&C Company will remain unchanged.

3. Price of the new issue

The price of the new issue shall be RMB1 per share and the amount of the injection by the Company shall be RMB2.8 billion, which is determined after arm’s length negotiations between the parties, based on the parties’ reasonable assessment of the future performance of P&C Company, and taking into account various factors including the quality of assets of P&C Company, its growth potential, the market conditions and the potential synergy between the parties.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

4. Reason for the investment

Market competition in the domestic property and casualty insurance industry has become increasingly regulated and industry profitability has improved. P&C Company has developed steadily, healthily and rapidly, economies of scale have started to be realised, and profitability has increased yearly. The capital injection will be an effective measure to increase the insurance underwriting and solvency of P&C Company, to help promote its long-term development, to increase the investment return of the Company, to promote the in-depth business cooperation of the parties, to enhance the synergy between the parties and to raise the overall competitiveness of the Company.

5. Risks of the investment

The risks brought to the Company by the Transaction mainly comes from the uncertainties related to the operations and profitability of P&C Company. The major risks faced by the P&C Company in its operations include: risk of market competition, operational risks, solvency risks and policy-related risks.

a. Risk of market competition

At present, the increasing marketisation of the price of property and casualty insurance products and market competition may bring adverse effects to the business growth and the profitability of P&C Company. Furthermore, factors such as product similarity and high agency fees also pose greater challenges to the profitability of insurance underwriting.

b. Operational risks

P&C Company has been established for a relatively short period of time. Although it has significantly increased its control over the comprehensive cost ratio, the loss ratio, the lapse rates and other key operating indicators in recent years, the Company will remain alert to the operational risks of P&C Company.

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c. Solvency risks

At present, the CIRC has strict regulatory requirements on the solvency ratio of the insurance industry. The rapid development of the structure and business of P&C Company will lead to relatively great capital consumption, which may put pressure on its solvency.

d. Policy-related risks

The profitability of P&C Company will be affected by the reserve policies and accounting policies of the property and casualty insurance industry. Changes in fiscal policies will increase the uncertainties on P&C Company’s profitability.

P&C Company has taken appropriate control and management measures according to its own capabilities and external environment and has established a relatively sound risk management organisation system to effectively control the aforementioned major risks.

(3) Implications of the connected transaction on the Company

The Company’s payment of the investment will be financed by the Company’s internal resources. The Company believes that the Transaction will enable the Company to benefit from the rapidly growing non-life insurance market, to fully utilise the potential of its existing sales channels and to achieve effective deployment of the Company’s existing resources. Furthermore, the Transaction will enable the Company to enhance its competitiveness in the insurance market, to diversify its business operations and to expand its profit drivers, which are in line with the long-term development strategy of the Company.

(4) Matter to be considered by the shareholders’ general meeting

The Company hereby puts forward to the shareholders’ general meeting to approve the Company’s capital injection of RMB2.8 billion into P&C Company at the price of RMB1 per share, and to authorise the management of the Company to coordinate the implementation of all matters in relation to the capital injection. The term of the authorisation will be from the date of approval of the shareholders’ general meeting to 31 December 2014.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(5) Abstention from voting by shareholders who have an interest in the connected transactions

According to the relevant requirements of the SSE Listing Rules and the Articles of Association, CLIC, being a shareholder who has an interest in the connected transaction, shall abstain from voting, and the number of shares represented by CLIC shall not be counted towards the total number of valid votes.

(B) SPECIAL RESOLUTIONS

RESOLUTION 11.	TO CONSIDER AND APPROVE THE GENERAL MANDATE OF THE COMPANY TO ISSUE H SHARES

According to the Mandatory Provisions of Articles of Association of Companies Listing Overseas, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the requirements of the Articles of Association of the Company, it is now proposed to the shareholders’ general meeting to authorise the Board to determine if the Company shall issue H Shares after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares in issue as at the date of passing of the special resolution at the AGM.

The specific terms of the authorisation are contained in the Notice of Annual General Meeting of the Company dated 10 April 2014.

RESOLUTION 12.	TO CONSIDER AND APPROVE THE EXTENSION OF THE VALIDITY PERIOD OF THE RESOLUTION ON THE ISSUE OF SUBORDINATED DEBT FINANCING INSTRUMENTS OUTSIDE THE PRC

In order to meet the demand for the Company’s long-term business development, to prepare against financial risks, to maintain its solvency ratio at an appropriate level, and to further optimise its capital structure, the 2011 annual general meeting considered and approved the “Resolution on the Issue of Subordinated Debt Financing Instruments”, agreed to issue subordinated debt financing instruments of not more than RMB8 billion or the equivalent in foreign currency outside the PRC, and authorized the Board, who may in turn authorise the management, to handle and determine all matters related to the issue of debt financing instruments outside the PRC according to market conditions, provided that the approval of the regulatory authorities was obtained.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

In order to capitalise fully the favourable financing environment of the foreign capital markets, and in light of the validity period of the “matters related to the issue of subordinated debt financing instruments outside the PRC” in the “Resolution on the Issue of Subordinated Debt Financing Instruments” expiring on 22 May 2014, it is proposed to the shareholders’ general meeting to consider and approve the extension of the validity period of the authorisation and the resolution on the issue of debt financing instruments outside the PRC in the “Resolution on the Issue of Subordinated Debt Financing Instruments” passed by the 2011 annual general meeting, for 24 months.

(C) TO RECEIVE RELEVANT REPORTS

RESOLUTION 13.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE FOURTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2013

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2013 has been approved at the twelfth meeting of the fourth session of the Board held on 25 March 2014. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Work for the 2013 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2013. Please refer to the announcement published by the Company on 25 March 2014 for details of the report.

RESOLUTION 14.	TO RECEIVE THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2013

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the board of directors of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting. No shareholders’ approval is required for such report. The report on the status of connected transactions and execution of the connected transactions management system of the Company for the year 2013 is set out in Appendix III to this circular for shareholders’ information.

APPENDIX II	BIOGRAPHICAL DETAILS OF
THE PROPOSED EXECUTIVE DIRECTORS

The biographical details of the proposed Executive Directors are set out below:

Mr. Su Hengxuan, male, born in 1963, became the Vice President of the Company since August 2008. Mr. Su served as the Assistant to President of the Company from January 2006 to July 2008. Mr. Su served as a director of China Life Property and Casualty Insurance Company Limited from November 2006, and a director of Insurance Professional College from December 2006. Mr. Su was the general manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from Hunan Banking School in 1983, the School of Economics of Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance, and the School of Management of the University of Science and Technology of China in July 2011 with a Ph.D in Management, majoring in Management Science and Engineering. Mr. Su, a Senior Economist, has over 30 years of experience in the Chinese life insurance industry and insurance management. He is currently the chairman of Insurance Marketing Association of Insurance Association of China and a member of China Advisory Panel of the Financial Planning Standards Board.

Mr. Miao Ping, male, born in 1958, became the Vice President of the Company in December 2009. He served as the general manager of the Company’s Jiangsu Branch from September 2006, the general manager of the Company’s Jiangxi Branch from September 2004, and the deputy general manager of the Company’s Jiangsu Branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a Senior Economist, has over 30 years of experience in the life insurance industry and insurance management.

The qualification of each of Mr. Su and Mr. Miao as a Director of the Company is subject to approval by the CIRC. Each of Mr. Su and Mr. Miao will enter into a service contract with the Company. Their term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of the Board, and they are eligible for re-election upon expiry of their term.

As Executive Directors of the Company, Mr. Su and Mr. Miao do not receive any director’s fee from the Company but receive corresponding remuneration in accordance with their positions in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Mr. Su and Mr. Miao. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board and the shareholders’ general meeting.

Save as disclosed above, Mr. Su and Mr. Miao have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and do not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Su and Mr. Miao do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

APPENDIX II	BIOGRAPHICAL DETAILS OF
THE PROPOSED EXECUTIVE DIRECTORS

Further, there is nothing in respect of the appointment of Mr. Su and Mr. Miao that needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2013

Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System of the Company for the Year 2013

In 2013, China Life Insurance Company Limited (hereinafter referred to as the “Company”) continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to the provision of the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the CIRC, which stipulated that “the board of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting every year”, the status of connected transactions and execution of the connected transactions management system of the Company are hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”);

2.	the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and between CLIC and AMC;

3.	the sale of insurance products by the Company in its capacity of an agent of China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “P&C Company”);

4.	property leasing agreements between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”);

5.	the deposits and non-deposits transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

6.	the purchase of real estate by the Company from CLI;

7.	the entrustment of enterprise annuity funds and account management agreement among the Company, CLIC, AMC and China Life Pension Company Limited (hereinafter referred to as “Pension Company”);

8.	the service trademarks permitted by CLIC to be used by the Company.

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2013

(II)	Major Connected Transactions Entered into During the Year

1.	The execution of the “Entrustment Agreement on Alternative Investments of Insurance Funds” with CLI. Pursuant to the agreement, the Company entrusted CLI to invest and manage its assets. The assets under management included equity interests, real properties and related financial products. The agreement became effective upon CLI’s obtaining of CIRC certification of its capacity in equity investment and real property investment. The term of the agreement ended on 31 December 2013, with an automatic extension of one year at the end of the term if the parties had no objections. During the term of the agreement, the annual cap in respect of the service fee to be paid by the Company to CLI is RMB150 million for 2013 and RMB250 million for 2014.

2.	The execution of the “Framework Agreement for Daily Connected Transactions” with CGB. On 14 June 2013, the Company and CGB executed the “Framework Agreement for Daily Connected Transactions”, pursuant to which, the Company and CGB would enter into various deposit and non-deposit connected transactions in the ordinary course of business. According to the Framework Agreement, the maximum daily deposit balance during the term of the Framework Agreement was RMB30 billion or the equivalent in foreign currency, and the annual cap of non-deposit connected transactions is RMB5 billion or the equivalent in foreign currency. The specific terms of the daily deposit connected transactions shall be determined on an arm’s length basis with reference to the nature of the deposit, the amount and term of the deposit, market conditions and appropriate market practice. Daily non-deposit connected transactions shall be determined on an arm’s length basis with reference to the market practice of the financial industry. The term of the Framework Agreement is from 1 January 2013 to 31 December 2015.

3.	The establishment of the China Life Suzhou Partnership Enterprise. On 15 April 2013, the Company, CLIC, P&C Company, Suzhou International Development Venture Capital Holding Co. Ltd. (hereinafter referred to as “SIDVC”) and Soochow Securities Co., Ltd. (hereinafter referred to as “Soochow Securities”) executed the “Partnership Agreement of China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership)” in relation to the formation of China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership) (hereinafter referred to as “China Life Suzhou Partnership Enterprise”). Pursuant to the partnership agreement, the total capital contribution by all partners of the partnership shall be RMB10 billion. SIDVC, as the general partner and managing partner responsible for the executive functions and investment operations of the partnership, shall contribute RMB3 billion, and the Company, CLIC, P&C Company and Soochow Securities, as the limited partners, shall contribute RMB5 billion, RMB0.5 billion, RMB0.5 billion and RMB1 billion, respectively. The business scope of the partnership includes the investment in urban infrastructure

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2013

facilities construction, the investment in urban development industry, and the related investment management and investment consulting services. The duration, profit distribution and loss sharing of the partnership shall be determined in accordance with the partnership agreement.

4.	The subscription of non-public issue shares of Sino-Ocean Land. On 27 September 2013, the Company and Sino-Ocean Land Holdings Ltd. (hereinafter referred to as “Sino-Ocean Land”) executed the “Subscription Agreement between Sino-Ocean Land Holdings Ltd. and China Life Insurance Company Limited”, pursuant to which the Company agreed to subscribe for 635,941,967 non-public issue shares of Sino-Ocean Land at a price of HKD4.74 per share. The subscription was completed on 22 November 2013. The lock-up period of the subscription is for 2 years from the completion date of the subscription, but does not apply to transfers of the subscription shares by the Company to any of its wholly-owned subsidiaries.

5.	The establishment of China Life Jiading Partnership Enterprise. On 27 December 2013, the Company, CLIC, P&C Company, Shanghai Jiading Venture Capital Management Co., Ltd., Shanghai Jiading Industrial Zone Development (Group) Co., Ltd., Shanghai International Automobile City (Group) Co., Ltd. and China Credit Trust Co., Ltd. executed the “Partnership Agreement of China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise (Limited Partnership)” in relation to the formation of China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise (Limited Partnership) (hereinafter referred to as “China Life Jiading Partnership Enterprise”). The business scope of the partnership includes the investment in urban infrastructure facilities construction, the investment in urban development industry, and the related investment management and investment consulting services. The duration, profit distribution and loss sharing of the partnership shall be determined in accordance with the partnership agreement.

All of the abovementioned connected transactions were in compliance with the applicable approval and disclosure procedures. The pricing principles of the Company’s connected transactions were fair and in the interests of the Company’s shareholders as a whole.

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2013

II.	Implementation of the Connected Transactions Management System

Under the Company’s internal connected transactions management policies including the Measures on Connected Transactions Management, the Company has established a relatively comprehensive connected transactions management and implementation system, which covered various aspects including: business, finance, auditing, internal control, information technology, legal compliance and information disclosure. The management of the Company’s connected transactions has been conducted in an orderly manner.

(I)	Performance of the Regulatory Obligations for Examination, Approval and Disclosure of Connected Transactions in a Diligent Manner

Connected transactions that required consideration and approval by the Board and the shareholders’ general meeting were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction consideration, and the procedures of voting were in compliance with laws. The Audit Committee confirmed a list of connected parties of the Company pursuant to the relevant requirements. Minor connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Approval Committee worked efficiently in examining and considering connected transactions, which provided business support for the President’s Office. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured that the Company’s approval and disclosure obligations in respect of connected transactions are performed in accordance with the regulatory requirements.

(II)	Completion of the Audit on Connected Transactions

The Company completed the annual audit on connected transactions. It was found in the audit that the management and operation of connected transactions in 2013 were normal, the formalities in relation to the agreements for connected transactions directly entered into by the Company were completed, the contents of the agreements were in compliance with applicable laws, the approval and disclosure of the agreements were in line with the regulatory requirements, and no action has been found that would impair the interests of the Company and its shareholders. Relevant recommendations were proposed in respect of the issues identified in the course of the audit.

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2013

(III)	Reporting to or Filing with Regulatory Departments

The Company completed the work of reporting and filing as required by regulatory authorities, including the submission of reports on major connected transactions to the CIRC and the filing of information about connected parties with Shanghai Stock Exchange.

(IV)	Training Courses on Connected Transactions

The Company conducted training courses to the relevant employees of various departments in its provincial branch companies in September, and to the relevant employees of various departments of a number of city branch companies in May and September.

(V)	Strengthening the Communications with its Subsidiaries

The Company stepped up its efforts on communication with its subsidiaries by issuing the Guidelines on Reporting Connected Transactions by Subsidiaries.

In summary, the Company actively promoted the management of connected transactions in 2013, which effectively safeguarded the legitimate interests of the Company and the medium and small scale investors. However, there were still situations where renewal was not made, costs were not cleared and the collection of rent by particular branch companies was not made in a timely manner. The Company will step up its effort to improve its work in these aspects.

III.	Work Plan for the Year 2014

In 2014, the Company will continue to implement the Measures on Connected Transactions Management, seriously adhere to the provisions of laws, regulations and listing regulations, perform its duties on management of connected transactions, improve the overall management and control of connected transactions and complete all works associated with connected transactions.

Firstly, it will focus on the management and enforcement of agreements. The Company will strengthen the management and enforcement of agreements through the relevant executive departments, and enhance the audit process.

Secondly, it will continue to implement the Measures on Connected Transactions Management. Building on the training conducted in the year 2013, the Company will continue to carry out special training through daily work and promote compliance awareness of connected transactions in the Company’s various departments and branches, so as to improve the management of connected transactions.

Thirdly, it will rely on information technology aids, and continue to increase the quality and level of the Company’s connected transaction management.

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2013

Fourthly, it will continue to perform its duties on connected transactions management. The Company will continue to maintain the database of connected parties, monitor the connected transactions, strengthen the management foundation, actively research into new situations and questions, and adhere to the regulatory requirements.

This report is hereby submitted for your review.

Board of Directors of
China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.